April 25, 2022

Division of Corporation Finance

Office of Manufacturing

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Heather Clark and Melissa Gilmore

Re:	Autoliv, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2021

Form 8-K furnished January 28, 2022

File No. 001-12933

Dear Ms. Clark and Ms. Gilmore:

We hereby respond to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), as set forth in the Staff’s letter of comments dated April 12, 2022 (the “Comment Letter”), to the above referenced filings of Autoliv, Inc. (the “Company”). The Company has filed, via EDGAR, this letter (tagged Correspondence).

The Company has the following responses to the Staff’s comments in the Comment Letter. For your convenience, we have reproduced in italics below each comment from the Comment Letter with the response following.

Form 10-K for the Year Ended December 31, 2021

Management’s Discussion and Analysis of Results of Operations and Financial Condition Non-U.S. GAAP Performance Measures, page 38

1.

We note the narrative disclosures provided for Organic Sales, Trade Working Capital, Net debt, Adjusted operating income, adjusted operating margin, and adjusted EPS. However, the table on page 39 also presents the following Non-U.S. GAAP measures: Income before income taxes, Net income attributable to controlling interest, Capital employed, Return on capital employed, Return on total equity, Total parent shareholders’ equity per share. In this regard, please revise to separately identify key metrics from non-GAAP measures or alternatively, revise to include the disclosures concerning how the non-GAAP measures are useful to investors and how management uses such measures in accordance with Item 10(e)(1)(i) of Regulation S-K. In a related matter, your 8-K earnings releases should be similarly revised so that the disclosures required by Item 10(e) of Regulation S- K are provided for each individual non-GAAP measure presented.

United States Securities and Exchange Commission

RESPONSE:

In future filings that are subject to Item 10(e)(1)(i) of Regulation S-K, we will include explanations of how management uses non-GAAP measures and how management believes that they are useful to investors in accordance with Item 10(e)(1)(i) of Regulation S-K. For example, in the earnings release we included as Exhibit 99.1 to the Form 8-K we furnished on April 22, 2022 (the “Form 8-K”), we included statements disclosing the reasons why we believe the presentation of the non-GAAP financial measure Adjusted Return on Capital Employed and Return on Total Equity are useful information to investors regarding our financial condition and results of operations and explained that Income before income taxes, Net income attributable to controlling interest, Capital employed, and Return on capital employed are inputs to Adjusted Return on Capital Employed and Return on total equity. We have also included similar explanations in the Form 10-Q we filed on April 22, 2022 for the period ended March 31, 2022.

Form 8-K furnished January 28, 2022

Exhibit 99.1, page 22

2.

We note you present bar graphs on page 5 of key performance trends including your non-GAAP measures. When you present graphs and discussion of non-GAAP measures, please include similar graphs and discussion of your comparable GAAP results with equal or greater prominence. Refer to Item 10(e)(1)(i)(A) of Regulation S-K and Question 102.10 of the staff’s Compliance and Disclosure Interpretation on Non-GAAP Financial Measures “C&DI’s”.

RESPONSE:

In future filings that are subject to Item 10(e)(1)(i)(A) of Regulation S-K and Item 102.10 of the Staff’s Compliance and Disclosure Interpretations, we will present GAAP measures with equal or greater prominence to the non-GAAP measures. For example, in the earnings release we furnished as Exhibit 99.1 to the Form 8-K, we modified our presentations of the bar graphs to first disclose GAAP measures, before the non-GAAP measures, to give equal or greater prominence to the GAAP measures.

If you have any questions, please do not hesitate to contact me.

Sincerely,

/s/ Fredrik Westin
Fredrik Westin
Chief Financial Officer

Cc:	Anthony Nellis, Executive Vice President, Legal Affairs, General Counsel & Secretary, Autoliv, Inc.

Dennis O. Garris, Alston & Bird LLP